FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following is the transcript of the Glossy Beauty podcast interview of Tim Coolican, Chief Executive Officer of Milk Makeup:

Speaker 1:

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Emma Sandler:

Hello, and welcome to another episode of the Glossy Beauty Podcast. I'm your host for today, Emma Sandler, senior beauty and wellness reporter. Today we're welcoming Tim Coolican, CEO of Milk Makeup. Milk Makeup was born out of Milk Studios and represents an edgier side of beauty with products like KUSH Mascara and famously oil blotting sheets that doubled as rolling papers. Tim, I think the biggest and latest news from Milk is that it was acquired by Waldencast as part of a special purpose acquisition company, also called a SPAC. What has been the impact of this exit for Milk? And what does it mean moving forward?

Tim Coolican:

Thank you, Emma. It's really nice to be here. So we're really excited about the partnership with Waldencast, which we expect to close in the first half of 2022. If we take a step back, the vision for Milk Makeup has always been to create a global movement around this next generation idea of beauty, which is rooted in our core values of inclusion, diversity, self-expression, creativity. And that very much aligns with Waldencast vision, which is to create a next generation beauty company, and a beauty company that brings together and serves as a platform for conscious purpose-driven brands. So, we believe that it's going to allow us to realize our dream and bring the Milk Makeup vision global by tapping into an ecosystem that very much lets us stay true to our value and while giving us access to great host of expert resource.

Emma Sandler:

Tell me more. What is that vision for Milk Makeup? Tell me more about that journey that you guys have had bringing you all the way to today.

Tim Coolican:

So Milk Makeup started really with an objective of broadening and challenging the definition of beauty. And the founders talk about it as not really a business or a movement that's rooted in those core values of inclusion, diversity, creativity self-expression. And it's then brought to life through products that are effective, easy to use, vegan, clean and cruelty-free. So it was really born out of Milk Studios and a desire to represent and connect with the community that was within that studio environment. And it's been an amazing six years with phenomenal community support. We have a very, very strong relationship with our community, and a lot of really exciting kind of blockbuster launches that have turned into enduring hero products like you mentioned KUSH and also Hydro.

Emma Sandler:

So when it comes to something like the SPAC acquisition, I wonder, do you think of things in terms of a larger context? This isn't just impactful for Milk, but maybe it's impactful for the industry. I'm not sure if that's something that you really cognizantly think about on a day-to-day basis.

Tim Coolican:

We do. I mean, we think what's really exciting about Waldencast is that it creates this different exit opportunity for independent brands. It's an opportunity to fundamentally stay true to your values and to continue to grow in a way that's very much in line with how you started on some level. But oftentimes, for independent brands the challenge is how do you access the resources and the expertise to really scale globally? And that's what the objective of the Waldencast platform is, is to create an opportunity for independent brands to scale while staying completely true to themselves. So I do think it's a potentially game-changing approach in the industry.

Emma Sandler:

Give us a little bit of a picture in terms of where Milk Makeup is today, because you mentioned that larger, more international expansion. I'm not sure what other markets you're in presently.

Tim Coolican:

So we're present in North America with Sephora, we're present across Europe as well with Sephora, and we're in, more recently, in Australia and New Zealand. So, we're actually present in just over 20 countries today. And we have our own website, milkmakeup.com.

Emma Sandler:

Notably Canada, where you're from.

Tim Coolican:

Notably Canada. Absolutely.

Emma Sandler:

So, when it comes to Sephora as well, is expanding outside of Sephora within the U.S. and North American market part of the long-term plan or vision? I'm very curious to hear more about that.

Tim Coolican:

We have a great partnership with Sephora, and Milk Studios really went to Sephora with a vision for Milk Makeup that Sephora very much bought into and helped us to bring to life. So, our partnership is very strong and it's going to continue. We think that we have a lot of opportunity together to grow.

Emma Sandler:

Something else that is a recent news item from Milk is that there've been a couple of recent product launches, including a new mascara. And there's going to be some upcoming launches as well. My understanding is that this is part of a larger long-term strategy to appeal to a broader consumer base. Of course, correct me if I'm wrong, but I'm interested in hearing more about this strategy.

Tim Coolican:

Yeah, no, it's a great question. Our products are actually not developed for a specific age. So, when our teams approach product development they very much look at it from the perspective of what is the market missing first of all. Diana Ruth, who's the co-founder and the head of innovation at Milk Makeup always looks for those kind of white spaces. And then the objective is to come up with something that's breakthrough and that really works, is easy to use and is vegan, clean, and cruelty-free.

Tim Coolican:

So the fundamental point of view of the products is not oriented to any specific age demographic. And what we're trying to do is really bring the products to life in a way where we can connect with the broadest possible community of people who share our values as a brand, and who are interested in these types of products that really work and are vegan, clean, and cruelty-free. And so, to your point, some of the recent launches that we've seen coming out with are in categories that have broader penetration footprints, because it just allows us to connect with a larger community. The mascara is a good example of that.

Emma Sandler:

Personally, I understand you don't make products for a specific consumer demo or bracket, but I think it's how does any brand manage to be everything for everyone? Because there's obviously going to be people who are like, "You know what? I don't want this," or, "Yes, I want everything." So I feel like it's this interesting conundrum that all brands face. You can't be everyone's favorite.

Tim Coolican:

Yeah, I agree. I mean, the brands that I look at as North Stars are brands like Nike and Apple, which is not a very original thing to say, but I do think that when you talk about... So we talk internally a lot about trying to be like the Air Jordans of beauty, in the sense that you have with the drops, and with the collabs, and with all of the different color schemes. You have Air Jordans that sneakerheads will line up around the corner to get. And at the same time, a lot of soccer moms and soccer dads are wearing Air Jordans. Air Jordan is a $5 billion a year business. And Nike as a brand I think does it really well. They talk about performance, but in a context that is democratized. So they have LeBron James, but they have the everyday athlete as well.

Tim Coolican:

And I think that as a brand my feeling is that, and pardon me, I could have articulated this better, but if you have a really clear mission and vision for your brand, and you have a really clear sense of self, then the way that you bring it to life, as long as that is kind of a unique point of view, and I think Milk does have a really unique point of view, you can bring it to life in a way where it connects with different audiences, and can create fans that are not based on the traditional demographics, it's much more kind of psychographically driven. So, I do think that a brand can have a broader footprint than what we've historically looked at in beauty, where it was very much how do you... So we don't want Milk to be just a Gen Z brand, because our products are not just Gen Z products, and our values are not just Gen Z values, but what's interesting about that next generation is that they are the ones who are the spearhead for bringing their as values to the broader community. So-

PART 1 OF 4 ENDS [00:09:04]

Tim Coolican:

... bringing those values to the broader community. So, clean makeup six years ago when Milk launched was not a big thing. I was at L'Oreal and nobody was talking about clean in the context of makeup. Today, it's one of the biggest conversations. That's because there was that early adopter generation of kind of primarily Gen Z, who said, "This is something that we want and this is going to be part of our purchase criteria." Now it's something that is, you have brands like Ilia that have a really broad spectrum of consumers and who are really driven by their kind of clean positioning.

Tim Coolican:

So I guess I think that it comes down to having clear vision, clear values, and then the ability to manifest the brand in a way where those things are portrayed in a relevant manner. What's interesting for us is, if we look at the PR strategy, we've started to really broaden our touch points on Milk Makeup. Historically, we were not doing a lot of work with the kind of traditional beauty publications and we had a really strong relationship with kind of the smaller publications. That's super important to us, but as we started to kind of branch out, we had a press event for our mascara. There was 70 people there.

Tim Coolican:

So, I think there's an appetite for the fundamental values around creativity, self expression, diversity inclusion, and then these products that are effective and clean. And so, we think that we can kind of have it all as long as we really do stay true to ourself. I think the danger is when brands start to try to pander to audiences and they like they flex their DNA in order to try to go out and get every consumer. We're not trying to get every consumer. We just believe that the values that we have and the products that we design are not only going to resonate with that younger demo.

Emma Sandler:

I wonder, how does a brand like Milk Makeup, which has this very distinct point of view, it has a certain edginess to it. It always has. How do you sort of make the brand appeal to a very wide group of people while still remaining true and authentic to the brand's origin and point of view?

Tim Coolican:

It's a great question. For us, it's not about changing our point of view or evolving really anything about that point of view in a way that would shift it from its core values. It's really about bringing the brand to life in different channels and in ways where we can connect the brand through the products to a broader community. So we feel that our core values of creativity, self-expression, diversity and inclusion, and then our product ethos of effective, easy to use and vegan, clean and cruelty free are age agnostic. Historically, we do have that immediate connection, that strong connection with that younger demographic. Also, because that's the community that is more naturally exposed to the brand. As we're growing up and as we have more tools to reach a broader audience, we think that message will connect with people across the beauty spectrum.

Emma Sandler:

When you say tools, what do you refer to?

Tim Coolican:

Well, Milk very much started out as, I think, all or most indie brands do in purely organic channels. So it was very much built through events, through social media, and those continue to be really important parts of how we connect with our community. But we now have new capabilities in the paid media space that allow us to go broader than we historically were able to.

Emma Sandler:

So what's your opinion on Milk Makeup collaborations? I know there was a 2018 collab with the Wu-Tang Clan, but I haven't seen anything since.

Tim Coolican:

You're going to see some stuff this year. So, creative collaboration is fundamental to Milk Studios and also to Milk Makeup. But we are very careful about who we collaborate with because we want to make sure that when we do it, it's really a genuine representation of our values and that we're also using our platform to amplify somebody who shares those values. So you're going to see some really exciting collaborations coming up in the second half of the year. I can't say more yet but-

Emma Sandler:

Can you tell me a little bit, ugh, you can't say more? You're killing me.

Tim Coolican:

I'm sorry.

Emma Sandler:

It's going to be this year though, correct?

Tim Coolican:

Yeah.

Emma Sandler:

Interesting. Okay.

Tim Coolican:

You're going to see a few collaborations this year.

Emma Sandler:

A few collaborations.

Tim Coolican:

A few collaborations.

Emma Sandler:

Is that going to be part of like a baked in strategy or is this really just a one off for this year?

Tim Coolican:

No, it is part of the strategy. It's very much about bringing the brand to life, connecting through our values to like-minded individuals or brands and then coming up with a creative expression together. I can tell you that one exciting piece of information is that we're going to launch a merch collab with Joe Perez. And so, that's started to be seeded a little bit, but it's going to come a little bit later in the year. Then there are going to be other collaborations in the fashion space and eventually potentially in the beauty space.

Tim Coolican:

When I sat down with [Rossi 00:14:29], we were basically looking at, if we think about how we manifest the brand and what are the different kind of registers that we would have. So there's definitely that core community of Milk and Milk Studios fans and people that know the studios, love the Milk Makeup brand and have been with us for a long time and are kind of the core of our community, I guess, and for them, we're looking at how do we bring those core values and that New York spirit to life in a way that might just be a scarcity play. It might be something where it's a collaboration with a local artist, a local designer, somebody who has really shared values and a deep relationship with the brand. We might produce that in very limited quantities. A different type of collaboration could see us go for much broader awareness, much bigger reach, again, with a brand that shares our values, but maybe has a much bigger platform, maybe even a global reach.

Tim Coolican:

So, we're looking at things on that register of scarcity to scale and low awareness to high awareness. Then how do we do it in a way that's very genuine to us. A lot of the approach to collaboration is who are friends of people within the brand who are doing things that we're kind of geeking out about and how do we connect and do something together that might really excite our community and also selfishly be really exciting for us. That's where you get this spectrum of possibility that opens up that can be within beauty, but also outside of beauty.

Emma Sandler:

That's amazing. I'm going to hold onto this recording so I can mention all of this when we talk next and then I'll be like, "So you were talking about the hierarchy of the brand and thinking about X, Y, and Z," so-

Tim Coolican:

I think that question, but I do think that core question that you kept coming back on is really in a way, even why did we partner with Waldencast? It was also because when you're an independent brand and you have a really sharp point of view, the way that Milk Makeup does, but you believe that your values and you believe that your products can have global appeal and that you can actually through that become a very big brand, the question becomes how do you operationalize that vision?

Tim Coolican:

That's what was interesting about Waldencast is that they really share our values. They really share our vision. We are a makeup and beauty brand for the next generation and they want to be a beauty platform that has all of the advantages of a scaled legacy company, but with all of the elements of a 21st century business engineered into it. And so, there was this really natural fit and alignment and Michel and Hind, who are co-founders there, are people that I know and I had worked with before. So there was a foundation of trust and there was a shared vision, and there were shared values around this objective of creating a next generation beauty brand and a next generation beauty company.

Emma Sandler:

Yeah. I can totally see that. I spoke with Hind before, when she helped launch whind and she was telling me about Waldencast and I completely understand what you're saying about wanting to build the next generation of beauty brands within their portfolio. So I think Milk Makeup is in many way-

PART 2 OF 4 ENDS [00:18:04]

Emma Sandler:

... Their portfolio, so I think Milk Makeup is in many ways, the sort of gem of the makeup section, because you do have such a strong point-of-view. You've had a very interesting history. There's a really unique, founding story as well. The fact that it was born out of Milk Studios, that is very not trend-driven, but it was very trendy. It started its own trend, if you will. And so it's, I think it'll be really exciting to see what Waldencast does next and to see how and where Milk Makeup ends up in terms of its next phase or its second part of its life cycle, especially as you start to translate this story internationally.

Tim Coolican:

Yeah. I think you touched on something interesting. Milk Studios became or started its own trend because it wasn't trying to be trendy and in a way that's being a big part of the company, whether it was Milk Studios or Milk Makeup and that's also, I think what Waldencast is trying to do. It's just about having its own point-of-view that's rooted in its own beliefs and its own vision and then trying to bring that to life.

Tim Coolican:

The history with Milk Studios is that doing that became... Made it kind of trendy and with Milk Makeup, when you talk about the sharp point-of-view and that it's a little bit edgy and that is really just because the founders and the teams were always trying to execute against what they believed should be done. I think that's fundamentally important.

Tim Coolican:

If you to go back to your question of how can you have broad appeal and still have a sharp point of view? I think it's about being unwavering and what your point-of-view is, but then believing that those values can be shared by a broad group of people, even if it's not everybody.

Tim Coolican:

I fully agree with you that nobody is going to appeal to everybody and there's a big danger in trying to do that. But if you're true to what you believe, and you execute against that in kind of a faithful way where your values and your DNA are really brought to life, then I do think that you can have broad appeal and still keep your sharp point-of-view.

Emma Sandler:

Yeah and that's like the essence of being like a cool brand or like a cool person, right? Like what you're saying, and didn't seek to be a trendy or trend brand, but it was doing its own thing. It had its own strong, unique point-of-view and was authentic to itself and then it became a trend because people want to be cool and do cool things and have cool stuff. So it's like, "Hey, that's an interesting brand. I want to be a part of it." And that's how trend is born.

Tim Coolican:

Yeah. I think that today, maybe more than ever, or maybe always, people have a really clear kind of radar for what is genuine and what's not. And in today's environment, we're so inundated with brands and messages and so I think people are able to see immediately what is really out there that is honest in its point-of-view and they can also dig a lot more than they used to be able to as well. So, you sort of have to be true and live in your integrity and execute against your integrity in everything you do, because otherwise in today's landscape, people can really understand whether something is just you trying to be trendy or whether it's you acting in a certain way because you really believe that and because you really are that

Emma Sandler:

To your point, you don't, and can't, just pander to everyone because that's the downfall of anything or anyone is when you start to pander because it just doesn't mean anything.

Tim Coolican:

Absolutely and nobody wants to be part of something that is pandering. You want to be part of something because it's exciting and it's inspiring and in the line with your values and it's genuine in its intent. I think that's what we try to do every day, is we try to bring to life what we believe, and we kind of put it out there into the universe. What's interesting today is that we do have more platforms that we can use to connect those beliefs with new audiences, whether it's in different platforms in terms of social media channels or if it's in different countries and that's been an exciting shift in the way in Milk Makeups kind of trajectory is when we went from being an American brand to a North American brand and then to an international brand and we're still on that journey of internationalization.

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Emma Sandler:

When you mentioned bringing the brand to life, I am interested in hearing about whether it's related to the collaboration specifically or not, your kind of thoughts on what it means to bring a brand to life because there's so much noise now. Whether it's TikTok, Instagram, Facebook, YouTube, Discord, Reddit, et cetera, et cetera, and I wonder when you think about how to really make a brand stand out, what you are kind of looking at that's interesting to you, or what you've seen that you think is tired and done with.

Tim Coolican:

That's a great question. I mean, for us, it's always about going back to our core values. Why do we exist? Who do we exist for? And then, how do we connect with them? I think one of the things that the team have always done really well at Milk is be very fast to move into new spaces where they can connect with their community in a very genuine way.

Tim Coolican:

You talked about TikTok. TikTok was a good example of that and is a good example of that. We exist at a corporate level, or I guess at a company level, as Milk is a creative platform for self-expression for the next generation and Milk Makeup is very much about that as well. We exist to serve our community with products that are effective, easy-to-use and vegan, clean and cruelty-free, so that we can be a part in helping them to express themself in what we call, live your look.

Tim Coolican:

So, when we think about how do we bring the brand to life, it's very much through that lens, the lens of how are we as a brand connecting with our community in a way where we're supporting their creativity, supporting their self-expression and doing it and showing how our products are a part of that journey.

Tim Coolican:

Then when it comes to the medium that we're doing it in, we're pretty open. We did some big, we think impactful outdoor campaigns. We're in Times Square, above Sephora right now in video format. We're really active in places like TikTok and we were early to move into that channel but we will go anywhere where our community is and where we can play that role of helping them to live their look.

Emma Sandler:

So, in what ways does Milk try to stay connected to its consumers? What does connection and community actually look like in a tangible sense for Milk?

Tim Coolican:

I mean, we're connected to 24/7 because we're really a brand that operates in this social landscape. I mean our biggest, and really for a long time, our only media platform was through the through social media, so we're constantly putting out content. We're constantly getting feedback on that content and also our teams are always on; connected. So, there's a lot of output and there's a lot of input coming from the community.

Tim Coolican:

We're very fortunate in that we have a really robust community of people who we work with on a regular basis, whether it's creative partners or whether it's influencers, and so we also get a lot of community feedback that comes in that way. So, it's a constant exchange. It's a constant loop.

PART 3 OF 4 ENDS [00:27:04]

Tim Coolican:

It's a constant exchange, it's a constant loop. The primary vehicle is social media, but there's also a lot of one-to-one interaction.

Emma Sandler:

When you say one-to-one interaction, is that in a store or what does that look like?

Tim Coolican:

Well, we have a really robust education and training relationship with Sephora. So we're fortunate in that we have the opportunity to exchange in a group setting with a lot of their BAs and so we get great feedback there. And Sephora have been a fantastic partner in giving us very robust, both data and qualitative feedback that helps us as a brand to see how we need to bring ourselves to life, to use that expression again, in a way that's going to with their community. It also is just having people into the office who are fans of the brand or partners of the brand and getting their input on what we're doing.

Emma Sandler:

What does the TikTok approach look like for Milk Makeup? How do you translate the brand's ethos values, who you're speaking to, into the content and videos that you post on TikTok or the people you work with on that platform?

Tim Coolican:

Our approach to TikTok has really largely been organic. And the initial move into TikTok was just about playing, experimenting, seeing what connected, what entertained and what could convey some valuable piece of information about the product or sometimes it was just ASMR. And we got into TikTok in February of 2020, and I think very soon thereafter, people were spending a lot of time at home in front of their screens and a lot of content that was connecting was very much ASMR. And it was just about giving people something, a small bit of positivity, and it conveyed a little bit about our products but it was just an engaging piece of positive content.

Tim Coolican:

That's evolved a lot over the last two years, we use TikTok very much as an education platform, we still use it obviously as an entertainment platform. Our approach is to go in and try to be creative and to experiment and test and learn and see what works. But it's a very, very dynamic environment. And we also use it as a place where we can amplify the voices of our partners in that space. Give visibility to people who are genuine fans of the brand and of the products.

Emma Sandler:

What type of things do you think your consumer base is interested in seeing and hearing from milk, given that it is that 24 hour conversation and connection?

Tim Coolican:

Well, we think it's a balance of product information and sort of the essentials of what is it, how do I use it, how do I combine it with everything else? But also just what is the point of view of the brand and where are we on issues like sustainability, where are we from a formulation standpoint? They want to see us amplifying the voices of members of the community. So we have a lot of UGC that we put out as well. So it's a combination of the point of view of the brand in sort of an absolute sense, us as a brand, us as a community. And then also we do a lot of product storytelling as well.

Emma Sandler:

Yeah. Switching gears a little bit because, as you mentioned, things are starting to open back up, makeup approaches are changing. But I'm interested in hearing from you as a leader of this company what the biggest lessons you have learned over the past year or so?

Tim Coolican:

That's a great question. I think the first lesson is really around agility, and I think that beauty was an industry that to some extent had pretty established playbooks and the landscape has changed so quickly and so fundamentally over the last few years and it continues to do so. That going back and constantly asking yourself whether your strategies are right is very important. I think that in some ways, those north star values and those north star objectives, for us being that beauty brand of a next generation and our core values, those remain unchanged. But how we connect that to what we're doing day to day is something that we're constantly revisiting. So, the agility is I would say more important than ever.

Tim Coolican:

And then the second thing is really listening to our teams and having empathy for what we're all going through right now, because the world is changing really quickly and there are a lot of different external influences. At the same time, when you're running a brand and a business every day you have to come, especially in a little brand like ours or an indie brand like ours, you have to make an impact. But as a team, we have to show up for each other and listen to what we're going through and have empathy for what everybody's going through so that we can kind of come together and be as strong a community inside the office as possible.

Emma Sandler:

Yeah. Yeah. When it comes to agility, do you think that is a quality that can be learned or do you think it's innate and it's just really kind of almost like intuition, you're born with agility versus learning it?

Tim Coolican:

I think it's something that you have to work hard to maintain. The environment is getting increasingly complex and so there's more work to do, there's not necessarily more resource. So in order to stay agile in that type of an environment you have to make pretty strong choices and really have to ensure that as a team you're coming together in the most efficient way in order to move forward as quickly as possible, especially in our case, we're a brand that is never going to have the most money. There's a real premium on speed and there's a premium on coming up with something that nobody else is doing so that we can stand out and be first.

Emma Sandler:

Yeah, absolutely. So what does the rest of 2022 look like for Milk? You of course mentioned that there's some interesting collaborations coming up, we're looking forward to the closing of the acquisition with Waldencast, you just launched a new mascara. But, fill me in, what are the other things that we can look forward to?

Tim Coolican:

2022 is off to a great start. You're going to continue to see a story tell and animate around some of our hero franchises like Hydro Grip Primer, Lip + Cheek, Kush Mascara. We have great launches, you mentioned the mascara and we have some really phenomenal extensions under our Bionic franchise. You're going to see that consistently from us over the year, so we're going to continue to have very big, exciting launches in big categories. At the same time, as always with Milk we're going to try and surprise and delight and come up with some things in maybe some more trend led categories. We have the collaborations, and you're also going to see us continue you expand internationally.

Emma Sandler:

Any particular markets that you're going to be going into first?

Tim Coolican:

I can't tell you yet, you'll have to wait and see.

Emma Sandler:

You're always keeping me on my toes, Tim. Well, nonetheless, it's been an absolute pleasure. Thank you so much for joining us today and I look forward to seeing what Milk comes up with next.

Tim Coolican:

Thank you so much for having me. Have a great day.

Speaker 4:

Thank you so much for tuning in to the Glossy Beauty Podcast. Tune in next week for another episode. And of course, if you haven't already subscribed, please hit that button.

PART 4 OF 4 ENDS [00:34:35]

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, and Amendment No. 2 to the registration statement on Form F-4 filed with the SEC on March 18, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.